

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

November 21, 2006

via U.S. mail and facsimile

Mr. Barry C. Safrit
Vice President and Chief Financial Officer
Bassett Furniture Industries, Incorporated
3525 Fairystone Park Highway
Bassett, VA 24055

> **RE:** **Bassett Furniture Industries, Incorporated**
> **Form 10-K for the Fiscal Year Ended November 26, 2005**
> **Filed January 30, 2006**
> **Form 10-Q for the Quarterly Period Ended August 26, 2006**
> **Filed October 5, 2006**
> **File No. 000-00209**

Dear Mr. Safrit:

We have reviewed your response letter dated September 8, 2006 and November 3, 2006 to our letter dated August 11, 2006 and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended November 26, 2005

8. Income Taxes, page F-26

1. We have reviewed your response to our prior comment 3 from our letter dated August 11, 2006. In your amended filing, please ensure that your related tax

disclosures address each of these items for each of the three years presented in your filing.

14. Acquisition of Retail Licensee Stores, page F-30

2. We note that you acquired three retail licensee stores during 2005. We further note that as part of your purchase accounting for these stores, you recognized a charge of $4,204 in your income statement consisting of a charge to eliminate the gross profit margin on inventory you re-acquired from the licensee stores, a charge to write off the debit minority interest balance, a credit from the reversal of an allowance on accounts receivable and notes receivable from the licensee stores, and a charge to write off a portion of goodwill. In your response dated November 3, 2006, you state that your approach was to record the purchase transactions to ensure that the assets acquired and the liabilities assumed were recorded in accordance with SFAS 141 and EITF 04-01 at fair value in the opening balance sheet. In addition, you state in your November 3, 2006 response that you valued the goodwill associated with these acquisitions based on the independent valuations that you obtained based on the store level retail return projected for these stores similar to what *a third party* would have expected to receive from such a purchase.

   However, we do not believe that the charges and credits you recognized in your income statement upon an acquisition are appropriate. EITF 04-1 addresses the accounting for preexisting relationships between the parties to a business combination such as an executory contract or the reacquisition of the right to use the acquirer's recognized or unrecognized intangible assets, rather than the acquisition of tangible assets such as property, equipment and inventory. In addition, paragraph 43 of SFAS 141 discusses that goodwill is the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed. This literature assesses what you actually paid, not what a third party would pay. This point is further demonstrated in footnote 16 of paragraph 23 of SFAS 142 which states that substantial value may arise from the ability to take advantage of synergies and other benefits that flow from control over another entity and therefore an acquiring entity often is willing to pay more to obtain a controlling interest. Finally, paragraphs B69 and B70 of SFAS 142 indicate that it is highly unusual to immediately write-off goodwill upon acquisition.

   Accordingly, we believe that you should have accounted for the acquisitions as follows, instead of recognizing the $4,204 charge upon acquisition:
   - Goodwill should be measured at consideration paid less the fair value of net liabilities acquired and then it should be adjusted for the bullet points below.
   - Inventory should be valued in accordance with paragraph 37(c) of SFAS 141. Consequently, there should be no elimination of gross profit margin.

- Allowances on accounts receivable and notes receivable from the acquirees should be reversed to goodwill.
- The debit minority interest balance should be written off to goodwill.

As such, please restate your Form 10-K for the year ended November 26, 2005, and Form 10-Q for the quarters ended February 25, 2006, May 27, 2006, and August 26, 2006.

In addition, please ensure that the calculations and disclosures in your filings are consistent with the response you have provided to us. For example, we note the following:

- You have stated that the book value and fair value of assets acquired are the same, except for inventories. However, if this is the case, the amounts provided in response 5 of your response letter dated September 8, 2006, would agree to your disclosures on page F-31 of your Form 10-K for the year ended November 26, 2005. We are unable to reconcile these amounts.
- In addition, in comment 12 in your letter dated May 5, 2006, you state that the fair market value of net liabilities acquired prior to recording goodwill and identifiable intangible assets was $3,497. However, we are unable to recalculate this amount based on the book values provided to us in comment 5 of your response letter dated September 8, 2006, which you have indicated is fair value.
- Further on page F-30 of your Form 10-K for the year ended November 26, 2005, you state that the acquired inventory was valued at $5,774, net of inter-company profit elimination. However, we are unable to recalculate this amount based on the net book value provided to us in response to comment 5 in your response letter dated September 8, 2006 which is $7,848 less the charge you recognized of $3,054 as stated in response to comment 12, #2 in your response letter dated May 5, 2006.

Accordingly, as part of your response, please provide us with a table that calculates the amount of goodwill that you recognize in your amended financial statements. The table should take the following format:

Consideration:	Cash	$1,050
	Notes Receivable Conversion	$2,500
		$3,550
Net Liabilities	Cash	946
Acquired:	Inventory	7,848*
	Current Assets	972
	Intangible Assets	710
	Note Receivable from owner in NY	xxxx
	PP&E	2,380
	Other	193

			13,049	
	Accounts Payable to Bassett		(11,874)	
	Other Accounts Payable		(6,635)	
	Debt		(2,414)	
	Notes Payable		(1,680)**	
			(22,603)	
	Net Liability Acquired		(9,554)	
Goodwill Adjustment	13,104			
	(3,050)			A/R allowance reversed
	(1,536)			N/R allowance reversed
	xxxx			Write off minority interest debit balance***
Goodwill Recognized	8,518			

*   Please adjust this amount to reflect the value of the inventory, based on paragraph 37(c) of SFAS 141.

**   This amount reflects notes payable to Bassett of $4,180 less the $2,500 notes that were converted to equity, based on your response to prior comment 5 in your letter dated September 8, 2006.

***   Please provide us with your calculation of the minority interest debit balance, based on the net liabilities of each of three stores you acquired and the ownership percentages you acquired.

3. In light of the significance of your revised goodwill, as well as the deteriorating performance of your retail segment, please revise your critical accounting policies to discuss the following regarding your goodwill impairment tests:

    - Discuss why you believe your goodwill is recoverable, despite the performance of your retail segment.
    - Disclose each reporting unit that has a carrying value that does not materially exceed the estimated fair value, stating the amount of headroom and the amount of goodwill at risk for impairment.
    - Disclose the material assumptions used to estimate fair value, including any uncertainties or risks associated with these assumptions.
    - Provided a sensitivity analysis of a change in these assumptions.

4. We have reviewed your response to our prior comment 7 from our letter dated June 21, 2006. You cite ARB 51, paragraph 15 as the accounting literature that you have followed to account for the earnings and losses attributable to the minority shareholders subsequent to the date of your acquisition. However, ARB

51, paragraph 15 does not address the accounting when a deficit minority interest exists at the time a subsidiary is acquired. When a deficit minority interest exists at the time a subsidiary is acquired, it should be valued at zero, as stated above. Subsequent profits applicable to the minority interest should then be credited to goodwill to the extent of the original deficit interest. Please revise your filings accordingly.

<u>Consolidated Statements of Cash Flows, page F-17</u>

5. We have reviewed your response to our prior comment 1 from our letter dated August 11, 2006 and note that the amount of the reclassification from cash flows from operating activities to cash flows from investing activities for 2005 and 2004 would be $828 and $622, respectively. In consideration of your first bullet point, that the amount of reclassification would be 6.8% of your net cash provided by operating activities, it is unclear to us how you determined that this percentage is not material. Further, your fifth bullet point that states that the net cash inflows from notes receivables was clearly disclosed separately in your consolidated statements of cash flows is also unclear to investors because both the cash outflows and cash inflows related to these notes receivables were combined in your cash flows from operating activities. Therefore, please restate your statement of cash flows to reclassify these cash inflows from notes receivable to your net cash provided by investing activities.

6. We remind you that when you file your restated Form 10-K for November 26, 2005, and your restated Form 10-Q for the quarters ended February 25, 2006, May 27, 2006, and August 26, 2006, you should appropriately address the following:

- an explanatory paragraph in the audit opinion,
- full compliance with SFAS 154, paragraphs 25 and 26,
- fully update all affected portions of the document, including MD&A, selected financial data, and quarterly financial data
- Item 9A. disclosures that include the following:
    - a discussion of the restatement and the facts and circumstances surrounding it,
    - how the restatement impacted the CEO and CFO's conclusions regarding the effectiveness of their disclosure controls and procedures,
    - changes to internal controls over financial reporting, and
    - anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.
    Refer to Items 307 and 308(c) of Regulation S-K.
- updated reports from management and your independent auditors regarding your internal controls over financial reporting.

- updated certifications.

Please be advised that you are required to disclose the information listed under Item 4.02(a) of Form 8-K within four days of your conclusion that previously issued financial statements cannot be relied upon.

Form 10-Q for the Quarterly Period Ended August 26, 2006

7. Please tell us your consideration of paragraphs 41-43 of SFAS 144 and EITF 03-13 in determining that your Weiman disposition should not be reflected as a discontinued operation.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please submit your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, to the undersigned at (202) 551-3255.

Sincerely,

Nili Shah
Accounting Branch Chief